Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.                                       Name and Address of Company

Yamana Gold Inc.

150 York Street, Suite 1102

Toronto, Ontario

M5H 3S5

2.                                       Date of Material Change

December 24, 2008

3.                                       News Release

A news release with respect to the material change referred to in this report was issued by Yamana Gold Inc. (the “Company” or “Yamana”) on December 24, 2008 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.                                       Summary of Material Change

Yamana announced today that it has secured a further US$200 million revolving credit facility.

Yamana also announced that it has completed its previously announced equity financing.

5.                                       Full Description of Material Change

Yamana announced today that it has secured a further US$200 million revolving credit facility. The facility was jointly arranged by Scotia Capital and RBS Greenwich Capital, and is being provided by a syndicate of international banks including The Bank of Nova Scotia, ABN AMRO Bank N.V. and Export Development Canada. Including its pre-existing US$300 million revolving credit facility maturing in 2012, the company now has US$500 million of available credit under revolving credit lines of which approximately US$250 million remains completely undrawn.

The Company currently has approximately half a billion dollars of cash and immediate and undrawn credit availability.

6.                                       Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.                                       Omitted Information

Not applicable.

8.                                       Executive Officer

For further information contact Peter Marrone, Chairman and Chief Executive Officer of Yamana at (416) 815-0220.

9.                                       Date of Report

January 5, 2009.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This material change report contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect,”, “budget”, “target”, “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to, satisfaction of conditions precedent in connection with the credit facilities, the use of proceeds from the equity offering, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and the Company’s plans and objectives in making an investment decision and may not be appropriate for other purposes.